September 16, 2024

Leslie N. Lunak
Chief Financial Officer
BankUnited, Inc.
14817 Oak Lane
Miami Lakes, FL 33016

       Re: BankUnited, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2023
           File No. 001-35039
Dear Leslie N. Lunak:

       We have reviewed your filing and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2023
Item 1A. Risk Factors
The geographic concentration of our markets in Florida and the New York area, page 15

1. We note the reference to disruption or deterioration in the economic conditions or real estate markets in Florida and the New York Tri-State area. Given large geographic concentrations of your loans in these areas, please revise future filings to further clarify and provide additional disclosure on the risks inherent to your operations in these areas.
       By way of example only, we note risks related to the availability and cost of property insurance in Florida and risks related to rent controls in New York. Management's Discussion and Analysis of Financial Condition
Interest Rate Risk, page 66

2. We note your disclosure on page 67 relating to the Economic Value of Equity (or EVE)
       analysis. We further note your statement that "[m]any assumptions were used by [you] to calculate the impact of changes in interest rates on forecasted net interest income and
       EVE." In future filings, please revise your disclosure to discuss the key assumptions underlying the EVE analysis.
 September 16, 2024
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact John Spitz at 202-551-3484 or Michael Volley at 202-551-3437 if you
have questions regarding comments on the financial statements and related matters. Please contact Robert Arzonetti at 202-551-8819 or Tonya Aldave at 202-551-3601 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Finance